555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES
Via EDGAR Submission August 29, 2013 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Mara L. Ransom

Dietrich A. King

James Allegretto

Scott Anderegg

Jarrett Torno

Re:	Pattern Energy Group Inc.

Registration Statement on Form S-1

File No. 333-190538

Ladies and Gentleman:

Pursuant to my discussion with Mr. Jarrett Torno of the Division of Corporation Finance on August 28, 2013, Pattern Energy Group Inc., a Delaware corporation (the “Company”), is hereby submitting as correspondence marked pages set forth on Exhibit A hereto showing proposed changes to the Dilution section of the prospectus. These proposed changes are intended to be responsive to the questions posed and requests made by Mr. Torno during our call and would be subsequently made by amendment to the above referenced Registration Statement. We have also included on Exhibit B hereto certain proposed revisions to the Registration Statement in addition to those sent to the Staff via correspondence on August 28, 2013. Consistent with the Company’s correspondence on August 28, 2013, these additional proposed edits reflect the Company’s current expectations as to the number of Class A shares to be offered in the initial public offering, price range per Class A share and other related information.

The Company also advises the Staff that it intends to include a new footnote in its financials in the Registration Statement summarizing the changes in accumulated other comprehensive income (loss) (“AOCI”) balance by component (i.e., foreign currency, effective portion of change in fair market value of derivatives and proportionate share of equity investee’s OCI) at the beginning and end of each of the Company’s prior three fiscal years as well as on June 30, 2013. The Company advises the Staff that, when prepared, it intends to provide this information to the Staff via email correspondence.

The Company respectfully requests that the Staff review the filed correspondence in advance of the Company filing its next amendment to its Registration Statement. The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to make the information to be included in the Amendment public before it launches the offering.

August 29, 2013

Please do not hesitate to contact me at (202) 637-2117 or my colleagues, Kirk A. Davenport II, at (212) 906-1284, or Patrick H. Shannon, at (202) 637-1028, with any questions or further comments you may have regarding this correspondence or if you wish to discuss any of the Company’s proposed changes to the Amendment.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner of LATHAM & WATKINS LLP

Enclosures

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Kirk A. Davenport II, Latham & Watkins LLP

Patrick H. Shannon, Latham & Watkins LLP

EXHIBIT A

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our Class A shares sold in this offering will exceed the pro forma net tangible book value per share of our Class A shares after the offering. Prior to the Contribution Transactions, PEG LP will not own any of our Class A shares or Class B shares and, accordingly, in order to more meaningfully present the dilutive impact on the purchasers in this offering, we have presented dilution in net tangible book value per Class A share to investors in this offering assuming that the issuance of our shares in connection with the Contribution Transactions has occurred and all Class B shares issued in connection therewith have been exchanged for Class A shares on a one-for-one basis. At June 30, 2013, our predecessor would have had a net tangible book value of approximately $463.0 million, or $13.19 per Class A share to be issued to PEG LP pursuant to the Contribution Transactions (but not this offering), and assuming all of the Class B shares issued in connection therewith are exchanged for our Class A shares a one-for-one basis. After giving further effect to this offering and the use of proceeds therefrom, the pro forma net tangible book value at June 30, 2013 attributable to our Class A shares would have been $536.8 million, or $10.51 per Class A share. Purchasers of our Class A shares in this offering will experience substantial and immediate dilution in net tangible book value per Class A share for financial accounting purposes, as illustrated in the following table:

(U.S. dollars)
Assumed initial public offering price per Class A share		$20.00
Net tangible book value per share of our predecessor as of June 30, 2013, assuming the issuance of our shares to PEG LP in the Contribution Transactions, but before the issuance and sale of shares in connection with this offering and the use of proceeds therefrom(1)	$13.19
Decrease in net tangible book value per share attributable to purchasers in this offering	(2.68)

Pro forma net tangible book value per share after the Contribution Transactions, issuance and sale of shares in connection with this offering and the use of proceeds therefrom(2)		10.51

Immediate dilution in net tangible book value per share to new investors(3)		$9.49

(1)	Net tangible book value per share is determined by dividing net tangible book value of our predecessor as of June 30, 2013 by the sum of the number of our shares to be issued to PEG LP pursuant to the Contribution Transactions, but before this offering, plus restricted shares awarded to certain members of management, and assuming all of the Class B shares issued in connection with the Contribution Transactions are exchanged for our Class A shares on a one-for-one basis. Our predecessor’s net tangible book value of $436.0 million used for the purposes of the per share calculation was calculated by subtracting pro forma noncontrolling interest of $101.9 million from our predecessor’s total equity of $564.9 million, in each case, as of June 30, 2013. See “Unaudited Pro Forma Financial Data.”
(2)	Based on pro forma net tangible book value of approximately $536.8 million divided by 51,091,600 of our shares to be outstanding after this offering. Our pro forma net tangible book value of $536.8 million used for the purposes of the per share calculation was calculated by subtracting pro forma noncontrolling interest of $101.9 million from our pro forma total equity of $638.9 million, in each case, as of June 30, 2013. See “Unaudited Pro Forma Financial Data.”
(3)	Dilution is determined by subtracting the net tangible book value per share after giving effect to the Contribution Transactions (but before this offering) from the initial public offering price per Class A share paid by a new investor in this offering.

The following table sets forth, as of June 30, 2013, the differences among the number of Class A shares purchased, the total consideration paid or exchanged and the average price per Class A share paid by PEG LP and by purchasers of our Class A shares in this offering, assuming an initial public offering price of $20.00 per share (the midpoint of the range set forth on the cover of this prospectus) and that all of the Class B shares issued to PEG LP in connection with the Contribution Transactions had converted into Class A shares on a one-for-one basis as of such date.

	Class A Shares		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
PEG LP(1)	35,000,000	68.6%	$260,551,000	44.9%	$7.44
Purchasers in the offering	16,000,000	31.4%	$320,000,000	55.1%	$20.00

(1)	Total consideration paid by PEG LP consists of our predecessor’s total equity of $564.9 million, less pro forma noncontrolling interest of $101.9 million and the cash consideration we expect to pay PEG LP in connection with the Contribution Transactions of $202.4 million from the proceeds of this offering.

55

EXHIBIT B

Non-U.S. Holders (as defined under “Material U.S. Federal Income Tax Considerations for Holders of Our Class A Common Shares”), cash dividends that are treated as dividends would normally be subject to U.S. federal withholding tax at the rate of 30% (or at a reduced rate under an applicable income tax treaty, such as a 15% rate generally applicable under the income tax treaty between the United States and Canada). However, such U.S. withholding tax may not apply to cash dividends to the extent they are treated as a return of capital or gain with respect to the shares for U.S. federal income tax purposes. In the event there is any excess withholding, a Non-U.S. Holder should be able to obtain a refund of any over-withheld tax by filing the appropriate tax forms.

For more information, see “Material U.S. Federal Income Tax Considerations for Holders of Our Class A Common Shares.”

Canadian Taxation of Dividends to Canadian Resident Shareholders and Non-Canadian Resident Shareholders	Shareholders resident in Canada will generally be required to include in their income any dividends, including any amounts deducted for U.S. withholding tax, if any, received on the shares whether or not treated as dividends under U.S. tax law. Such shareholders may be eligible for a foreign tax credit or deduction in respect of any U.S. withholding tax in computing their Canadian tax liability.

Dividends paid in respect of our shares to shareholders not resident in Canada will not be subject to Canadian withholding tax or, generally, other Canadian income tax.

For more information, see “Material Canadian Federal Income Tax Considerations for Holders of Our Class A Common Shares.”

FERC-Related Purchase Restrictions	As a result of the FPA and FERC’s regulations in respect of transfers of control, consistent with the requirements for blanket authorizations granted under or exemptions from FERC’s regulations, absent prior authorization by FERC, no purchaser in this offering will be permitted to purchase an amount of our Class A shares that would cause such purchaser and its affiliate and associate companies in aggregate to hold 10% or more of our common shares outstanding after this offering. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Shares—As a result of the FPA and FERC’s regulations in respect of transfers of control, absent prior authorization by FERC, neither we nor PEG LP can convey, nor will an investor in our company generally be permitted to obtain, a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities, and a violation of this limitation could result in civil or criminal penalties under the FPA and possible further sanctions imposed by FERC under the FPA.”

(x)

Includes (i) (a) 16,000,000 Class A shares offered by us to the public hereby, (b) 19,445,000 Class A shares and 15,555,000 Class B shares to be issued to PEG LP in connection with the Contribution Transactions~~, based on an initial public offering price of $20.00 per Class A share (the midpoint of the range set forth on~~

~~the cover page of this prospectus)~~, (ii) 100 Class A shares representing our initial capitalization and (iii) 91,500 restricted Class A shares awarded to certain members of management upon completion of this offering based on an assumed public offering price of $20.00 per Class A share, which is the midpoint of the range sent forth on the cover page of this prospectus, see “Management—Executive Compensation—IPO Equity Awards,” and excludes 2,908,500 Class A shares available for future issuance, or issuable pursuant to outstanding but unexercised awards, under our 2013 Equity Incentive Award Plan. Each $1.00 increase in the assumed public offering price would decrease the number of restricted Class A shares awarded to certain members of management by approximately 4,358 shares, and each $1.00 decrease in the assumed public offering price would increase the number of restricted Class A shares awarded to certain members of management by approximately 4,816 shares.

USE OF PROCEEDS

We estimate the net proceeds to us from this offering will be approximately $288.4 million, based on an assumed public offering price of $20.00 per Class A share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting underwriting commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (i) to provide $202.4 million (i.e., the cash portion) of the consideration to be paid to PEG LP in connection with the Contribution Transactions, (ii) to repay the $56.0 million outstanding under our revolving credit facility, which bore interest at a rate of 3.7% as of June 30, 2013, and (iii) the remainder for working capital and general corporate purposes. The loans under our revolving credit facility, which has a four-year term, are, at our election, either base rate loans or Eurodollar rate loans. The base rate loans accrue interest at the fluctuating rate per annum equal to 2.5% plus the greatest of the (i) the prime rate, (ii) the federal funds effective rate plus 0.50% and (iii) the Eurodollar rate that would be in effect for a Eurodollar rate loan with an interest period of one month plus 1.00%. The Eurodollar rate loans will accrue interest at a rate per annum equal to LIBOR, as published by Reuters plus 3.50%. Certain of our executive officers have an economic interest in PEG LP and, as a result, these individuals will have an interest in the proceeds from this offering received by PEG LP in proportion to their respective economic interest in PEG LP. See “Conflicts of Interest and Fiduciary Duties.”

In connection with the Contribution Transactions referred to in (i) above, we will also issue to PEG LP 19,445,000 Class A shares and 15,555,000 Class B shares as consideration for the assets it will contribute to us. See “Certain Relationships and Related Party Transactions” and “Structure and Formation of our Company.”

The underwriters may also purchase up to an additional 2,400,000 Class A shares from the selling shareholder at the public offering price, less the underwriting commissions, within 30 days from the closing date of this offering to cover overallotments, if any. We estimate that the net proceeds to the selling shareholder will be approximately $45.4 million, based on an assumed public offering price of $20.00 per Class A share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting commissions and assuming the exercise in full of the underwriters’ overallotment option. We will not receive any proceeds from the exercise of the underwriters’ overallotment option. The selling shareholder will pay the underwriters’ commissions and the expenses of the offering applicable to the sale of shares pursuant to the exercise of the underwriters’ overallotment option.

Upon completion of this offering, PEG LP will hold approximately 54.1% of our outstanding Class A shares and 99.0% of our outstanding Class B shares (or 47.4% and 99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate 67.8% voting interest in our company (or 63.1% if the underwriters exercise their overallotment option in full). The remaining 1.0% of our outstanding Class B shares will be held by members of our management. Until the Conversion Event, neither PEG LP nor the management holders of our Class B shares will be entitled to receive any dividends on their Class B shares.

Each $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us by approximately $15.1 million, after deducting underwriting commissions and estimated offering expenses payable by us, assuming the number of Class A shares offered by us, as set forth on the cover page of this prospectus, remains the same, all of which would be added to or deducted from, as applicable, the cash portion of the consideration to be paid to PEG LP in connection with the Contribution Transactions. ~~Each increase (decrease) of 1.0 million in the number of Class A shares offered by us would increase (decrease) the net proceeds to us by approximately $18.9 million, after deducting underwriting commissions and estimated offering expenses payable by us, assuming the assumed public offering price of $20.00 per Class A share, which is the midpoint of the price range set forth on the cover page of this prospectus.~~

Transactions, and prior to the completion of this offering, PEG LP will contribute to us all of the assets that will be used in the operation of our business. As consideration for this contribution, we will pay $202.4 million from the proceeds of this offering to PEG LP and issue to PEG LP 19,445,000 of our Class A shares and 15,555,000 of our Class B shares in the aggregate having ~~a~~an approximate total value of $~~700.0~~675.5 million based on an initial public offering price of $20.00 per Class A share (the midpoint of the range set forth on the cover of this prospectus) and, in respect of the Class B shares, less an estimated discount per share to reflect illiquidity and the absence of dividend rights prior to the Conversion Event. See “Use of Proceeds.” If the underwriters choose to exercise their overallotment option, they have the right to purchase up to 2,400,000 Class A shares from the selling shareholder for resale to the public in connection with this offering. Upon completion of this offering, PEG LP will hold approximately 54.1% of our outstanding Class A shares and 99.0% of our outstanding Class B shares (or 47.4% and 99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate 67.8% voting interest in our company (or 63.1% if the underwriters exercise their overallotment option in full). The remaining 1.0% of our outstanding Class B shares will be held by members of our management. Until the Conversion Event, neither PEG LP nor the management holders of our Class B shares will be entitled to receive any dividends on their Class B shares. For a further discussion of our Class A and Class B shares, see “The Offering” and “Description of Capital Stock.” See “Principal and Selling Shareholders” and “Shares Eligible for Future Sale—Registration Rights Agreement” for more information about these registration rights.

Shareholder Agreement

Pursuant to the terms of the Shareholder Agreement, for so long as PEG LP beneficially owns at least 33 1/3% of our outstanding shares, PEG LP’s consent will be necessary for us to take certain material corporate actions, including:

•	entering into any merger, amalgamation, consolidation or similar business combination;

•

acquiring any equity interests, assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than 10% of our market capitalization (assuming all of the Class B shares then outstanding have been converted into Class A shares on a one-to-one basis and determined based on the daily volume weighted average price of our Class A shares on their principal market over the immediately preceding 20 consecutive trading days from the date on which our board of directors approved such acquisition);

•

adopting any plan or proposal for a complete or partial liquidation, dissolution or winding up of our company or any of our subsidiaries or any reorganization or recapitalization of our company or any of our subsidiaries or commencing any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

•

selling, transferring, leasing, pledging or otherwise disposing of any of our company’s assets, business or operations or any of our subsidiaries’ assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than 10% of our market capitalization (assuming all of the Class B shares then outstanding have been converted into Class A shares on a one-to-one basis and determined based on the daily volume weighted average price of our Class A shares on their principal market over the immediately preceding 20 consecutive trading days from the date on which our board of directors approved such sale, transfer, lease, pledge or other disposition);

•

issuing new debt securities or incurring additional indebtedness or guarantees in an aggregate amount in excess of 10% of our market capitalization (assuming all of the Class B shares then outstanding have been converted into Class A shares on a one-to-one basis and determined based on the daily volume weighted average price of our Class A shares on their principal market over the immediately preceding 20 consecutive trading days from the date on which our board of directors approved such issuance);

•	issuing equity securities with preferential rights to our common shares; and

•	a change in the number of directors comprising our board of directors (other than as required by the applicable securities laws and listing agency rules).

164